UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934




                           Krispy Kreme Doughnuts Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501014104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Paul Mercer, 4400 Harding Road, Nashville, Tennessee 37205, (615) 298-8315
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Courage Special Situations Master Fund,
                L.P.............................................................
--------------------------------------------------------------------------------

         2.     Check   the  Appropriate  Box  if  a  Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)   00.........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------

                7.     Sole Voting Power  ............None......................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.     Shared Voting Power ...........None*.....................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.     Sole Dispositive Power.........None......................
Person          ----------------------------------------------------------------
With
               10.     Shared Dispositive Power ......None*.....................
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially  Owned  by Each  Reporting  Person
                ......................3,328,340*................................
--------------------------------------------------------------------------------

        12.     Check  if the  Aggregate  Amount  in Row  (11) Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)...5.390%.....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions)......PN.............

*The shares are beneficially owned by Courage Special Situations Master Fund, L.P. (the "Fund"), of which Courage Investments Inc., is the General Partner. By contract, the Fund has given Courage Capital Management, LLC ("Courage Capital"), as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Courage Special Situations Fund-II,
                L.P. ...........................................................
--------------------------------------------------------------------------------

         2.     Check   the  Appropriate  Box  if  a  Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)   00.........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

                7.   Sole Voting Power....................None..................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power..................None*.................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.   Sole Dispositive Power...............None..................
Person          ----------------------------------------------------------------
With
               10.   Shared Dispositive Power.............None*.................
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially  Owned  by Each  Reporting  Person
                .....................38,740*....................................
--------------------------------------------------------------------------------

        12.     Check  if the Aggregate  Amount  in Row  (11)  Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)....0.060%....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions).......00............

*The shares are beneficially owned by Courage Special Situations Fund-II, L.P. ("Courage-II"). By contract, Courage-II has given Courage Capital, as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.     Names of Reporting  Persons. I.R.S. Identification Nos. of above persons (entities only).  Courage Investments Inc...............
--------------------------------------------------------------------------------

         2.     Check  the  Appropriate  Box  if  a  Member  of  a  Group   (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)   00.........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

                7.    Voting Power.................None.........................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.    Shared Voting Power..........None*........................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.    Sole Dispositive Power.......None.........................
Person          ----------------------------------------------------------------
With
               10.    Shared Dispositive Power ....None*........................
--------------------------------------------------------------------------------

        11.     Aggregate  Amount Beneficially  Owned by Each  Reporting  Person
                ....................3,367,080*..................................
--------------------------------------------------------------------------------

        12.     Check  if  the  Aggregate  Amount in  Row (11) Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)....5.45%.....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions).........CO..........

     *3,328,340 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 38,740 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), of which Courage Investments Inc., is the General Partner. By contract, the Funds have given Courage Capital, as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HFR ED Special Situations Master Trust
--------------------------------------------------------------------------------

         2.     Check the Appropriate Box if a Member of a Group (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)    00........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  Bermuda
--------------------------------------------------------------------------------

                7.    Sole Voting Power ...................None.................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.    Shared Voting Power..................None*................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.    Sole Dispositive Power...............None.................
Person          ----------------------------------------------------------------
With
               10.    Shared Dispositive Power ............None*................
--------------------------------------------------------------------------------

        11.     Aggregate Amount  Beneficially Owned  by Each  Reporting  Person
                ......................309,520*..................................
--------------------------------------------------------------------------------

        12.     Check  if  the  Aggregate  Amount in Row (11)  Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)...0.50%......
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions).......00............

*The shares are beneficially owned by HFR ED Special Situations Master Trust ("HFR"). By contract, HFR has given Courage Capital, as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.     Names of  Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).  Dryden Investments BV ................
--------------------------------------------------------------------------------

         2.     Check  the  Appropriate  Box  if   a  Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)    00........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  Netherlands Antilles
--------------------------------------------------------------------------------

                7.    Sole Voting Power.....................None................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.    Shared Voting Power...................None*...............
Owned by        ----------------------------------------------------------------
Each
Reporting       9.    Sole Dispositive Power................None................
Person          ----------------------------------------------------------------
With
               10.    Shared Dispositive Power..............None*...............
--------------------------------------------------------------------------------

        11.     Aggregate  Amount  Beneficially  Owned by  Each Reporting Person
                ...........................193,500*.............................
--------------------------------------------------------------------------------

        12.     Check  if  the  Aggregate  Amount in  Row (11) Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11).....0.31%....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions).........00..........

*The shares are  beneficially  owned by Dryden  Investments  BV  ("Dryden").  By
contract,   Dryden  has  given  Courage  Capital,  as  investment  manager,  the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.     Names of Reporting Persons. I.R.S. Identification  Nos. of above persons (entities only).  Robin Ingram Patton ..................
--------------------------------------------------------------------------------

         2.     Check  the  Appropriate  Box  if  a   Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)    00........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

                7.    Sole Voting Power..............None.......................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.    Shared Voting Power............None*......................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.    Sole Dispositive Power.........None.......................
Person          ----------------------------------------------------------------
With
               10.    Shared Dispositive Power ......None*......................
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially  Owned  by Each  Reporting  Person
                .........................21,200*................................
--------------------------------------------------------------------------------

        12.     Check  if  the Aggregate  Amount  in Row (11)  Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)....0.03%.....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions) ........IN..........

*These shares are beneficially owned by Robin Ingram Patton, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Community Foundation of Middle
                Tennessee.......................................................
--------------------------------------------------------------------------------

         2.     Check  the  Appropriate  Box  if  a   Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)    00........................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:    Tennessee
--------------------------------------------------------------------------------

                7.   Sole Voting Power............ None.........................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power...........None*........................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.   Sole Dispositive Power........None.........................
Person          ----------------------------------------------------------------
With
               10.   Shared Dispositive Power......None*........................
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially  Owned  by Each  Reporting  Person
                ......................... 23,700* ..............................
--------------------------------------------------------------------------------

        12.     Check  if the  Aggregate Amount in  Row  (11)  Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)....0.04%.....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions)..........CO.........

*These shares are beneficially owned by The Community Foundation of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.     Names of Reporting Persons. I.R.S. Identification Nos.  of above persons (entities only).  Courage Capital Management, LLC ......
--------------------------------------------------------------------------------

         2.     Check  the  Appropriate  Box   if  a  Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)     00.......................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  Tennessee
--------------------------------------------------------------------------------

                7.   Sole Voting Power .............None........................
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.   Shared Voting Power............None*.......................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.   Sole Dispositive Power.........None........................
Person          ----------------------------------------------------------------
With
               10.   Shared Dispositive Power ......None*.......................
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially  Owned  by Each  Reporting  Person
                .........................3,915,000*.............................
--------------------------------------------------------------------------------

        12.     Check if  the  Aggregate  Amount  in  Row (11) Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

        13.     Percent of Class Represented by Amount in Row (11)....6.34%.....
--------------------------------------------------------------------------------

        14.     Type of Reporting Person (See Instructions).........00..........

*3,328,340 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 38,740 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), both of which Courage Investments Inc., is the General Partner. 309,520 shares are beneficially owned by HFR and 193,500 shares are beneficially owned by Dryden. By contract, Courage Capital, as investment manager, has sole discretion with respect to voting and disposition of all of these shares. 21,200 of the shares are beneficially owned by Robin Ingram Patton and the remaining 23,700 of the shares are beneficially owned by The Community Foundation Of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------
         1.     Names of Reporting Persons. I.R.S. Identification Nos. of  above persons (entities only). Richard C. Patton......................
--------------------------------------------------------------------------------
         2.     Check  the  Appropriate  Box  if  a   Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------
         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------
         4.     Source of Funds (See Instructions)    00........................
--------------------------------------------------------------------------------
         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------
         6.     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
                7.    Sole Voting Power............... 3,915,000* ..............
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.    Shared Voting Power.......................................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.    Sole Dispositive Power............. 3,915,000* ...........
Person          ----------------------------------------------------------------
With
               10.    Shared Dispositive Power .................................
--------------------------------------------------------------------------------

        11.     Aggregate Amount Beneficially  Owned  by Each  Reporting  Person
                ......................3,915,000*................................
--------------------------------------------------------------------------------

        12.     Check  if  the  Aggregate  Amount in  Row (11) Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

         13.    Percent of Class Represented by Amount in Row (11)....6.34%.....
--------------------------------------------------------------------------------

         14.    Type of Reporting Person (See Instructions)........IN...........

  *3,328,340 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 38,740 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), both of which Courage Investments Inc., is the General Partner. 309,520 shares are beneficially owned by HFR and 193,500 shares are beneficially owned by Dryden. By contract, Courage Capital, as investment manager, has sole discretion with respect to voting and disposition of all of these shares. 21,200 of the shares are beneficially owned by Robin Ingram Patton and the remaining 23,700 of the shares are beneficially owned by The Community Foundation Of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares. Richard C. Patton is a principal of Courage Capital.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.     Names of Reporting Persons. I.R.S. Identification Nos.  of above persons (entities only).  Donald Farris ........................
--------------------------------------------------------------------------------

         2.     Check  the  Appropriate  Box  if  a   Member  of  a  Group  (See
                Instructions)
                (a)   X.........................................................
                (b)   ..........................................................
--------------------------------------------------------------------------------

         3.     SEC Use Only....................................................
--------------------------------------------------------------------------------

         4.     Source of Funds (See Instructions)     00.......................
--------------------------------------------------------------------------------

         5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or 2(e)..............................................
--------------------------------------------------------------------------------

         6.     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

                7.    Sole Voting Power...................3,915,000*............
Number of       ----------------------------------------------------------------
Shares
Beneficially    8.    Shared Voting Power.......................................
Owned by        ----------------------------------------------------------------
Each
Reporting       9.    Sole Dispositive Power.. ...........3,915,000*............
Person          ----------------------------------------------------------------
With
               10.    Shared Dispositive Power..................................
--------------------------------------------------------------------------------

        11.     Aggregate  Amount  Beneficially  Owned  by Each Reporting Person
                ........................3,915,000*..............................
--------------------------------------------------------------------------------

        12.     Check  if  the  Aggregate  Amount in  Row (11) Excludes  Certain
                Shares (See Instructions).......................................
--------------------------------------------------------------------------------

         13.    Percent of Class Represented by Amount in Row (11).....6.34%....
--------------------------------------------------------------------------------

         14.    Type of Reporting Person (See Instructions)..........IN.........

*3,328,340 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 38,740 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), both of which Courage Investments Inc., is the General Partner. 309,520 shares are beneficially owned by HFR and 193,500 shares are beneficially owned by Dryden. By contract, Courage Capital, as investment manager, has sole discretion with respect to voting and disposition of all of these shares. 21,200 of the shares are beneficially owned by Robin Ingram Patton and the remaining 23,700 of the shares are beneficially owned by The Community Foundation Of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares. Donald Farris is a principal of Courage Capital.

Item
1.       Security and Issuer

Common Stock, no par value
Krispy Kreme Doughnuts Inc. ("Issuer")
370 Knollwood St., Ste. 500
Winston-Salem, North Carolina  27103

Item
2.       Identity and Background

         (a) Names: Courage Special Situations Master Fund, L.P. ("Master Fund"); Courage Special Situations Fund-II, L.P. ("Courage-II"); HFR ED Special Situations Master Trust
                  ("HFR"); Dryden Investments BV ("Dryden"); Robin Ingram Patton; The Community Foundation of Middle Tennessee ("Community Foundation"); Courage Capital Management, LLC ("Courage Capital"); Richard C. Patton; and Donald Farris (collectively "the Filers")

         (b)      See page 13 for addresses.

         (c)      Investment   Management;   Private   Investment   Funds;   and
                  Individual Investors

         (d)      None.

         (e)      None.

         (f)      Robin Ingram Patton,  Richard  Patton and  Donald  Farris are
                  citizens  of  the United States.    See pages 2 - 11  of cover
                  pages for place of organization of each entity.

Item
3.       Source and Amount of Funds or Other Consideration

Funds were provided by limited partners investing in the private investment funds and funds from separately managed investment accounts.

         HFR ED Special Situations Master Trust
         c/o HFR Asset Management, L.L.C.
         10 S. Riverside Plaza, Suite 1450
         Chicago, IL  60606

         Dryden Investments BV
         c/o Intimis Management Company NV
         John B. Gorsiraweg 14
         Curacao, Netherlands Antilles

         Courage Capital Management, LLC
         Richard C. Patton and Donald Farris
         4400 Harding Road
         Nashville, TN  37205

         Courage Special Situations Master Fund, L.P.
         Scotiatrust, 3rd Floor
         Scotia Center, Cardinal Avenue
         P.O. Box 501GT
         George Town, Grand Cayman
         Cayman Islands

         Courage Special Situations Fund-II, L.P. and Courage Investments Inc. 1403 Foulk Road, Suite 106-D
         Wilmington, Delaware  19803

         Robin Ingram Patton
         1600 Chickering Road
         Nashville, Tennessee  37205

         The Community Foundation of Middle Tennessee
         3833 Cleghorn Avenue, Suite 400
         Nashville, Tennessee  35215

Item
4.       Purpose of Transaction

         (a) The Filers have no express plans for the acquisition or disposition of securities of Issuer, other than as prudent for proper investment management of the Funds and as otherwise may be obtained as a result of item (e) below.

         (b)      See item (e).

         (c)      None.

         (d)      None.

         (e) Richard Patton has contacted executive management of Issuer to express an interest in assisting Issuer in a capital raise or other financing transaction. No decisions were made with respect to this offer. If requested by Issuer, Courage Capital would be willing to assist Issuer in its capital raising efforts by causing accounts it manages to provide capital to the Issuer. Any such transaction might entail a provision whereby accounts managed by Courage Capital would acquire additional equity securities of Issuer.

         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

Item
5.       Interest in Securities of the Issuer

         (a)      See pages 2 - 11 of cover pages.

         (b)      See pages 2 - 11 of cover pages.

         (c)     ---------------------------------------------------------------
                 MasterFund
                 ---------------------------------------------------------------
                     Date           Shares         Price         Buy /Sell
                 --------------- ------------ -------------- -------------------
                   01/04/05         516,000        10.71           Buy
                 ---------------------------------------------------------------
                   01/05/05         172,000         9.77           Buy
                 ---------------------------------------------------------------
                   01/18/05          56,760         9.75           Buy
                 ---------------------------------------------------------------
                   01/21/05          36,980         9.10           Buy
                 ---------------------------------------------------------------
                   01/31/05          43,000         8.85           Buy
                 ---------------------------------------------------------------
                   02/02/05          43,000         8.59           Buy
                 ---------------------------------------------------------------
                   02/07/05          22,500         7.84           Buy
                 ---------------------------------------------------------------
                   02/09/05          86,000         7.52           Buy
                 ---------------------------------------------------------------

                   02/14/05           86,000        6.35           Buy
                 ---------------------------------------------------------------
                   02/16/05          172,000        6.04           Buy
                 ---------------------------------------------------------------
                   02/17/05          172,000        6.03           Buy
                 ---------------------------------------------------------------
                   02/24/05           43,000        5.10           Sell
                 ---------------------------------------------------------------
                   02/24/05           43,000        5.22           Sell
                 ---------------------------------------------------------------
                   03/03/05           86,000        5.98           Buy
                 ---------------------------------------------------------------
                   03/04/05          193,500        6.93           Buy
                 ---------------------------------------------------------------
                   03/07/05          189,200        7.18           Buy
                 ---------------------------------------------------------------
                   03/08/05           86,000        7.61           Buy
                 ---------------------------------------------------------------
                   03/09/05          129,000        7.59           Buy
                 ---------------------------------------------------------------
                   03/10/05           86,000        7.21           Buy
                 ---------------------------------------------------------------

                 Courage-II
                 ---------------------------------------------------------------
                      Date           Shares         Price         Buy /Sell
                 --------------- -------------- -------------- -----------------
                    01/04/05          6,000         10.71           Buy
                 ---------------------------------------------------------------
                    01/05/05          2,000          9.77           Buy
                 ---------------------------------------------------------------
                    01/18/05            660          9.75           Buy
                 ---------------------------------------------------------------
                    01/21/05            430          9.10           Buy
                 ---------------------------------------------------------------
                    01/31/05            500          8.85           Buy
                 ---------------------------------------------------------------
                    02/02/05            500          8.59           Buy
                 ---------------------------------------------------------------
                    02/07/05            300          7.84           Buy
                 ---------------------------------------------------------------
                    02/09/05          1,000          7.52           Buy
                 ---------------------------------------------------------------
                    02/14/05          1,000          6.35           Buy
                 ---------------------------------------------------------------
                    02/16/05          2,000          6.04           Buy
                 ---------------------------------------------------------------
                    02/17/05          2,000          6.03           Buy
                 ---------------------------------------------------------------
                    02/24/05            500          5.10           Sell
                 ---------------------------------------------------------------
                    02/24/05            500          5.22           Sell
                 ---------------------------------------------------------------
                    03/03/05          1,000          5.98           Buy
                 ---------------------------------------------------------------
                    03/04/05          2,250          6.93           Buy
                 ---------------------------------------------------------------
                    03/07/05          2,200          7.18           Buy
                 ---------------------------------------------------------------
                    03/08/05          1,000          7.61           Buy
                 ---------------------------------------------------------------
                    03/09/05          1,500          7.59           Buy
                 ---------------------------------------------------------------
                    03/10/05          1,000          7.21           Buy
                 ---------------------------------------------------------------

                 HFR
                 ---------------------------------------------------------------
                      Date           Shares         Price         Buy /Sell
                 -------------- --------------- -------------- -----------------
                    01/04/05         48,000         10.71           Buy
                 ---------------------------------------------------------------
                    01/05/05         16,000          9.77           Buy
                 ---------------------------------------------------------------
                    01/18/05          5,280          9.75           Buy
                 ---------------------------------------------------------------
                    01/21/05          3,440          9.10           Buy
                 ---------------------------------------------------------------
                    01/31/05          4,000          8.85           Buy
                 ---------------------------------------------------------------
                    02/02/05          4,000          8.59           Buy
                 ---------------------------------------------------------------
                    02/07/05          2,000          7.84           Buy
                 ---------------------------------------------------------------
                    02/09/05          8,000          7.52           Buy
                 ---------------------------------------------------------------
                    02/14/05          8,000          6.35           Buy
                 ---------------------------------------------------------------

                    02/16/05         16,000          6.04           Buy
                 ---------------------------------------------------------------
                    02/17/05         16,000          6.03           Buy
                 ---------------------------------------------------------------
                    02/24/05          4,000          5.10           Sell
                 ---------------------------------------------------------------
                    02/24/05          4,000          5.22           Sell
                 ---------------------------------------------------------------
                    03/03/05          8,000          5.98           Buy
                 ---------------------------------------------------------------
                    03/04/05         18,000          6.93           Buy
                 ---------------------------------------------------------------
                    03/07/05         17,600          7.18           Buy
                 ---------------------------------------------------------------
                    03/08/05          8,000          7.61           Buy
                 ---------------------------------------------------------------
                    03/09/05         12,000          7.59           Buy
                 ---------------------------------------------------------------
                    03/10/05          8,000          7.21           Buy
                 ---------------------------------------------------------------

                 Dryden
                 ---------------------------------------------------------------
                      Date            Shares        Price         Buy /Sell
                 --------------  -------------- -------------- -----------------
                    01/04/05          30,000        10.71           Buy
                 ---------------------------------------------------------------
                    01/05/05          10,000         9.77           Buy
                 ---------------------------------------------------------------
                    01/18/05           3,300         9.75           Buy
                 ---------------------------------------------------------------
                    01/21/05           2,150         9.10           Buy
                 ---------------------------------------------------------------
                    01/31/05           2,500         8.85           Buy
                 ---------------------------------------------------------------
                    02/02/05           2,500         8.59           Buy
                 ---------------------------------------------------------------
                    02/07/05           1,300         7.84           Buy
                 ---------------------------------------------------------------
                    02/09/05           5,000         7.52           Buy
                 ---------------------------------------------------------------
                    02/14/05           5,000         6.35           Buy
                 ---------------------------------------------------------------
                    02/16/05          10,000         6.04           Buy
                 ---------------------------------------------------------------
                    02/17/05          10,000         6.03           Buy
                 ---------------------------------------------------------------
                    02/24/05           2,500         5.10           Sell
                 ---------------------------------------------------------------
                    02/24/05           2,500         5.22           Sell
                 ---------------------------------------------------------------
                    03/03/05           5,000         5.98           Buy
                 ---------------------------------------------------------------
                    03/04/05          11,250         6.93           Buy
                 ---------------------------------------------------------------
                    03/07/05          11,000         7.18           Buy
                 ---------------------------------------------------------------
                    03/08/05           5,000         7.61           Buy
                 ---------------------------------------------------------------
                    03/09/05           7,500         7.59           Buy
                 ---------------------------------------------------------------
                    03/10/05           5,000         7.21           Buy
                 ---------------------------------------------------------------

                 Robin Ingram Patton
                 ---------------------------------------------------------------
                       Date           Shares        Price         Buy /Sell
                 ---------------- -------------- ------------- -----------------
                     03/3/05          21,200         5.98            Buy
                 ---------------------------------------------------------------

                 Community Foundation
                 ---------------------------------------------------------------
                      Date             Shares         Price        Buy /Sell
                 ---------------- -------------- -------------- ----------------
                    03/03/05           21,300          5.98          Buy
                 ---------------------------------------------------------------
                    03/09/05            2,400          7.55          Buy
                 ---------------------------------------------------------------

         (d) Limited partners of the funds will be allocated their proportionate share of dividends and proceeds, as will individually managed accounts. No single limited partner interest or individual account relates to more than 5% of the class of securities.

         (e)      N/A.


Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item
7.       Material to Be Filed as Exhibits

         N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   03/11/05
--------------------------------------------------------------------------------
Date

   /s/ Richard C. Patton
--------------------------------------------------------------------------------
Signature

   Richard C. Patton, Chief Manager, Courage Capital Mamagement, LLC
--------------------------------------------------------------------------------
Name/Title